Filed by Abri SPAC I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Abri SPAC I, Inc.

(File No. 001-40723)

September 09, 2022

DLQ Announces Plans to List on NASDAQ via Merger with Abri SPAC I

●	DLQ, Inc. a wholly owned subsidiary of Logiq, Inc., will merge into Abri Merger Sub, Inc., a wholly owned subsidiary of Abri, SPAC I, Inc. a Nasdaq-listed company.

●	DLQ, Inc. will be the surviving entity and upon closing, will change its name to DataLogiq, Inc.

●	DLQ, Inc. senior management will remain with the merged company.

New York, NY–September 09, 2022 – DLQ, Inc., a provider of digital consumer acquisition solutions (“DLQ”), and a wholly-owned subsidiary of Logiq, Inc. (OTCQX: LGIQ, “Logiq”), today announced it has entered into a definitive merger agreement (“Merger Agreement”) for a business combination whereby it will merge with Abri Merger Sub, Inc., a wholly owned subsidiary of Abri SPAC I, Inc. (Nasdaq: ASPA, ASPAW, ASPAU, “Abri”), a special purpose acquisition company (“SPAC”).  Upon closing of the business combination, the combined company is expected to remain NASDAQ-listed under the name “DataLogiq, Inc.”

Highlight Terms of the Merger Agreement

●	A business combination between Abri and DLQ will be affected through the merger of Abri Merger Sub, Inc. with and into DLQ, with DLQ surviving the merger as a wholly owned subsidiary of Abri. Upon the closing of the acquisition, DLQ will change its name to “DataLogiq, Inc.”

●	Abri will issue 11.4 million shares in exchange for DLQ shares. At $10 per Abri share, the valuation of DLQ is $114 million.

●	The Board of Directors of DLQ and Abri, respectively, have unanimously approved the transaction. Closing the transaction will require the approval of both Logiq and Abri stockholders.

●	All cash remaining in Abri’s Trust account immediately after the closing of the business combination will be available to the surviving entity for working capital, growth and other general corporate purposes.

●	The transaction is expected to close in the first quarter of 2023.

Additional information about the proposed merger, including a copy of the merger agreement and other material documentation will be filed by Abri with the SEC and available at www.sec.gov. Abri will shortly file an S-4 registration statement with the SEC, which will contain a proxy statement/prospectus in connection with the business combination.

Management comments

DLQ’s Chief Executive Officer, Brent Suen, commented, “As a platform for access to growth capital, acquisitions and higher visibility partnerships leading to increased customer acquisitions, DLQ sees this SPAC transaction as an important milestone for all shareholders. We look forward to partnering with Abri to leverage their significant expertise in corporate finance and management with solid experience forming attractive business combinations aimed at achieving substantial value for all shareholders.”

Jeffrey Tirman, Chairman and Chief Executive Officer of Abri, added, "We are very pleased to support DLQ’s transition to the NASDAQ. where our management and capital markets experience, combined with DLQ’s AI-driven and digital customer acquisition technology, is focused on accelerating growth and value for our stockholders.  Our team shares DLQ’s vision that together we can take meaningful steps to shape the future of digital customer interface, through acquisition and experience enhancement.”

About Abri SPAC I, Inc.

Abri is a blank check company formed for the purpose of effecting a business combination with one or more businesses. Although there was no restriction or limitation on what industry or geographic region its targets operated in, Abri pursued prospective targets that provide technological innovation in a range of traditionally managed industries with particular emphasis on the financial services industry. For more information, visit https://abri-spac.com.

About DLQ

DLQ, Inc. is a U.S.-based provider of e-commerce and digital customer acquisition solutions by simplifying digital advertising. It provides a data-driven, end-to-end marketing through its results solution or providing software to access data by activating campaigns across multiple channels.

The Company’s digital marketing business includes a holistic, self-serve ad tech platform. Its proprietary data-driven, AI-powered solutions allows brands and agencies to advertise across thousands of the world’s leading digital and connected TV publishers.

Important Information About the Merger and Where to Find It

In connection with the proposed Merger, Abri intends to file preliminary and definitive proxy statements with the SEC. The preliminary and definitive proxy statements and other relevant documents will be sent or given to the stockholders of Abri as of the record date established for voting on the proposed Merger and will contain important information about the proposed Merger and related matters. Stockholders of Abri and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with Abri’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Merger because the proxy statement will contain important information about Abri, DLQ and the proposed Merger. When available, the definitive proxy statement will be mailed to Abri’s stockholders as of a record date to be established for voting on the proposed Merger. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Abri SPAC I, Inc., 9663 Santa Monica Blvd., No 1091, Beverly Hills, CA 90210, telephone: (424) 732-1021.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Abri’s proposed Merger with DLQ, Abri’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective managements of Abri and DLQ and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Abri or DLQ. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Merger, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Merger or that the approval of the stockholders of Abri or DLQ is not obtained; failure to realize the anticipated benefits of Merger; risk relating to the uncertainty of the projected financial information with respect to DLQ; the amount of redemption requests made by Abri’s stockholders; the overall level of consumer demand for DLQ’s products/services; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of DLQ’s customers; DLQ’s ability to implement its business strategy; changes in governmental regulation, DLQ’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to DLQ’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; stability of DLQ’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 pandemic; the impact that global climate change trends may have on DLQ and its suppliers and customers; DLQ’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, DLQ’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. More information on potential factors that could affect Abri’s or DLQ’s financial results is included from time to time in Abri’s public reports filed with the SEC, as well as the preliminary and the definitive proxy statements that Abri intends to file with the SEC in connection with Abri’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Merger. If any of these risks materialize or Abri’s or DLQ’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Abri nor DLQ presently know, or that Abri and DLQ currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Abri’s and DLQ’s expectations, plans or forecasts of future events and views as of the date of this press release. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Abri and DLQ anticipate that subsequent events and developments will cause their assessments to change. However, while Abri and DLQ may elect to update these forward-looking statements at some point in the future, Abri and DLQ specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Abri’s or DLQ’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contacts

DLQ & Logiq

Brent Suen | ir@logiq.com | +1.808.829.1057

Abri

Jeffrey Tirman | info@abriadv.com | +1.424.732.1021